BANCA
CR FIRENZE



April 21, 2005

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington DC 20549
USA

SUPPL

File Number 82-5126

Dear Sirs,

Re. <u>Cassa di Risparmio di Firenze S.p.A. - File number 82-5126 -</u> **Information furnished pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934**

Please find enclosed the following document :

PROCESSED
MAY 03 2005
THOMSON
FINANCIAL

- **2005 Annual General Meeting:**
  - Convocation notice for shareholders
  - Documents attached to the agenda:
    - Board of Directors' management report
    - Board of Directors' report on the purchase and sales of the Bank's own shares
    - Board of Directors' report on Corporate Governance

English version or English summary available

Should you need any further information, please do not hesitate to contact me at (+39) 055 2612284.

Yours sincerely,





Marco Falleri
Investor Relations

MI10208O - 400.000 - 11/2003



BANCA CR FIRENZE
CASSA DI RISPARMIO DI FIRENZE S.p.A.

Limited Liability Company - Banking Register n° 5120 - Parent Company of Gruppo Banca CR Firenze - Banking Group Register n° 6160.6 - Registered Office at 6 Via Bufalini in Florence- Share Capital EUR 647,922,983.16 fully paid - Register of Companies, Fiscal and VAT Number 04385190485

****

NOTICE OF ORDINARY ANNUAL MEETING OF SHAREHOLDERS

The shareholders of Banca CR Firenze are invited to attend the ordinary annual meeting of shareholders which will be held at Palazzo Incontri (Green Room) 1 Via de' Pucci - Florence - on April 28th, 2005 at 11 a.m. in first session or, if necessary, in second session, on April 30th, 2005 at the same place and time to consider and vote on the following proposals:

AGENDA

1. The annual report of the company and the group's consolidated annual report as at December 31st, 2004; the Board of Directors' report; the Statutory Auditors' report; resolutions thereafter.

2. The authorization for the purchase and sale of the bank's own shares.

All shareholders possessing the certificate confirming their right to vote, issued by authorized financial representatives, in compliance with current regulations, may attend. The certificate must be submitted to the admissions desk on the date and at the place of the shareholders' annual meeting. Certification checks and registration for the annual meeting will begin at 9 a.m. In accordance with the company's articles of associations, the financial representatives of the shareholders planning to attend the meeting must notify the bank at least two days before the annual meeting of shareholders, in compliance with Article 2370, second paragraph, of the Italian Civil Code. The shareholders planning to attend the annual meeting must inform their financial representatives of their decision in due time. The shareholders who have deposited their shares in one of branches of Cassa di Risparmio di Firenze S.p.A., must request their certificate through the bank's branches before April 26th, 2005, if they will attend the first session, or before April 28th, 2005, if they will attend the second session. According to the bank's articles of association, it is also possible to deposit the certificate at the head office of the bank at least two days prior to the annual meeting. A certified copy of the original for the annual meeting's registration purpose will be given to the shareholders who will have chosen the aforesaid certificate registration method. This certified copy can also serve as proxy card for the meeting.
The documentation pertaining to the agenda of the annual meeting of shareholders is posted, in conformity with current regulations, at the bank's registered office, at Borsa Italiana S.p.A. and in the respective websites of these companies.
Shareholders may request an annual meeting documentation set. Charges for this material will be debited to the shareholders.

2005 ANNUAL MEETING OF SHAREHOLDERS

The Board of Directors' Report
pursuant to Minister of Justice Decree n° 437 of 5 November 1998

- **Annual Report and Consolidated Annual Report for the year ending 31 December 2004**
- **Board of Directors' management report**
- **Statutory Auditors' report**
- **Resolutions in connection to the above**

The net income of Banca CR Firenze S.p.A. for the year 2004 is EUR 90 million. The Board of Directors will submit to the approval of the annual meeting of shareholders the distribution of a dividend per share of EUR 0.052.
The consolidated net income for the year 2004 is ca. EUR 102 million.

The report of the Statutory Auditors and the report of the external Auditors will be available for the general public within the period of time set forth by the Italian law.

The annual report for year 2004 will be posted in the bank's web site: www.bancacrfirenze.it/investor (Financial Reports section).

The Board of Directors' Report on the purchase and sale of CR Firenze's own shares

The annual meeting of shareholders will be invited to consider and authorize a trading portfolio containing a maximum of 13 million of the Bank's own shares, at the same conditions as the 2004 authorization. The purchase and sale operations will be in compliance with Articles 2357 and 2357 ter of the Italian Civil Code and Legislative Decree n° 58 of 1998.

REPORT ON CORPORATE GOVERNANCE AND ON COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE FOR LISTED COMPANIES

Since its stock exchange listing in July 2000, Banca CR Firenze has complied with the Corporate Governance Code of Conduct for listed companies which was taken up by Borsa Italiana, considering it to be a valid guide for company management, and has endorsed its principles. Some of these issues have later been picked up by the Italian legislative body and have become law.

This report evaluates the overall performance of the company's corporate governance system in order to assess its compatibility with the recommendations of the Corporate Governance Code of Conduct, and forms part of the report to the annual meeting, as provided by the Regulations for markets organized and managed by Borsa Italiana S.p.A.

The Code has been drawn up in compliance with the relevant guidelines issued by Borsa Italiana S.p.A. and more recently by Assonime.

1) Corporate Governance

The company's proprietary structure is characterized by the presence of a Syndicate Pact, established in 1999 and recently extended, in which the foundation Ente Cassa di Risparmio di Firenze (which has provided around 20.589% of the registered capital), SANPAOLO IMI S.p.A. (14.038%), and BNP Paribas S.A. (6.551%) participate.

The structure of the Pact provides for a balance in shares and in the composition of its administrative bodies between Ente Cassa di Risparmio di Firenze, on one hand, and private shareholders (SANPAOLO IMI and BNP PARIBAS) on the other. Ente Cassa di Risparmio di Firenze (with 19.352%) and SAN PAOLO IMI (with 4.627%) also own further shares - representing almost a quarter of the share capital - and their vote is clearly consistent with the indications that come from the Pact.

A detailed description of the Syndicate Pact and its operation procedure is available in the specific section of Consob's web site, under our company name.

Following Banca CR Firenze's listing on the stock market in July 2000, a significant number of floating shares are now on the market. A portion of the available floating shares has been purchased by the best ranking institutional investors, including foreign ones.

The balance of relations between Ente Cassa di Risparmio di Firenze and private shareholders in the aforementioned Syndicate Pact is reflected in the composition of the administrative bodies, appointments to which are the subject of agreement between the parties.

Of the 14 Members of the Board of Directors, 7 are appointed by the Ente, 5 by SANPAOLO IMI S.p.A., and 2 by BNP Paribas S.A.

The Executive Committee, which is responsible for the ordinary management of the company, is composed of 6 Directors, of which 3 are chosen from members appointed by the Ente, 2 from those appointed by SANPAOLO IMI, and one from those appointed by BNP Paribas.

The Articles of Association and Regulations for Shareholders' Meetings are available on the company's web site - www.bancacrfirenze.it - and may be requested from the company for any further details on matters of company administration.

2) Composition and role of the Board of Directors

The Board of Directors plays a fundamental role in the management of the Bank through its strategic planning and organizational coordination functions, both for the Bank itself and for the Banca CR Firenze Group.

Furthermore, in accordance with the provisions of the Supervisory Instructions issued by the Bank of Italy, the Board represents the primary body within the company responsible for the internal control system, as further explained in the following points.

See the annexed tables for details of Board Members and the Board's internal committees (Annex 1) and for details of positions held by Board members in other companies (Annex 2).

No member of the Board has operational responsibilities, therefore all of the directors shall be considered non-executive for the purposes of the code.

A particular office, not of an operational nature, has been assigned to Pier Giovanni Marzili, who chairs the Risks Committee, a body which also comprises the Managing Directors of the banks in the Banca CR Firenze group, and the functional heads of areas most directly involved in risk management processes. The Chairman of the Risks Committee reports to the Board of Directors on the outcome of decisions and assessments reached by this committee.

Moving on to the subject of independence, according to the provisions of Article 3 of the Corporate Governance Code, it should firstly and above all be stated that none of the directors have any financial relationship with the Bank or with any of its subsidiaries that would interfere with their independence of judgement, nor do they own shares in the company directly or indirectly, in a manner that could influence its management.

Performing the duties of Company Director does not *per se* represent a sufficient connection to infringe the requirement for independence. This can also be said for the non-administrative directorships in subsidiaries of Banca CR Firenze S.p.A. to which some Directors may have been appointed by the parent company.

Some directors maintain normal bank operating relations with the company, including indirectly through subsidiaries and affiliated companies and, occasionally, with member banks, but these relations are not of a nature or content that would compromise the requirement for independence.

Given that the control structure of Banca CR Firenze S.p.A. is centred on the three main shareholders, the foundation Ente Cassa di Risparmio di Firenze, SANPAOLO IMI S.p.A. and BNP Paribas S.A., signatories of a Syndicate pact, the board members' links with those shareholders must be subjected to particular scrutiny.

Firstly it should be pointed out that some directors are shareholders of Ente Cassa di Risparmio di Firenze, a banking foundation of an associative nature. The relationship is not of an economic nature and does not involve consequences for assets. It can therefore be

concluded that this situation cannot *per se* constitute an infringement of the requirement for independence.

The Chairman, Aureliano Benedetti, appointed to the Board by the foundation, Ente Cassa di Risparmio di Firenze, holds the post of statutory auditor to SANPAOLO IMI S.p.A., and other companies controlled by SANPAOLO IMI. By their nature these posts require independence from the audited company.

The Board member Giuseppe Morbidelli provides fairly regular professional consultancy and support services to the foundation, Ente Cassa di Risparmio di Firenze, and therefore is not considered "independent" under the Corporate Governance Code of Conduct.

Four directors are employees or executive directors of companies of groups related to member banks. They are: Pio Bussolotto, accountant, and Massimo Mattera, respectively member of the Board of Directors and executive of SANPAOLO IMI S.p.A.; Jean Clamon and Giuseppe Spadafora, who occupy management positions in the BNP Paribas Group.

In conclusion, with the exception of the five persons mentioned above, all the directors may be considered independent for the purposes of the Code of Conduct.

Article 10 of the Articles of Association provides that the Board shall meet as a rule once a month; the actual frequency of meetings meets these requirements. Board activity in the 2004 financial year was substantially in line with expectations, with 15 meetings being held. A similar trend was evident from the first three months of 2005 in which four board meetings were held. The average attendance at meetings by directors in 2004 was 81.43% (85.19% for independent directors alone).

The procedures for convening meetings and the coordination of the Board of Directors' tasks were conducted by the Chairman, in compliance with the provisions of Article 4 of the Code, and recently also assimilated into the amended Italian company law.

The subject matter of discussions by the Board was normally sent to the members at least 3 days in advance of the meeting. The information and notice provided were considered by the directors to be sufficient to allow them to analyse in detail the matters under discussion.

With respect to the delegation of powers, the control exercised on them by the Board of Directors, and transactions of significant importance, we note first of all that the matters referred to in Article 1.2 of the Code are reserved to the board by the Articles of Association, which, in Article 12, indicates operations that by their very nature are considered to be of significant importance and therefore may not be delegated.

With the aforementioned exception of the conditions imposed by the Articles of Association, the internal structure of management delegations is in the first place the result of Board resolutions granting management powers to the Executive Committee, the most recent of which was adopted on 12 May 2003.

With respect to the transparency and to the correctness of the business activity, it is noteworthy to outline that the administrative powers will not be granted to a single Executive Officer but to a collective body whose operation rules reflect the same as those of the Board of Directors. The Managing Director, who represents the top management structure of the company, has the responsibility of implementing the resolutions of the collective bodies.

In this respect it should be noted that it is company practice for the Chairman to report matters discussed by the Committee to Board meetings, providing any clarifications requested by Directors, as provided by Article 5 of the Code.

The company's internal regulations, approved by Board of Directors governing the various divisions of corporate activities, such as the granting of credit, the assumption of financial risks, external expenditure, and actions involving personnel are to supplement the Articles of Association by introducing a detailed system of management delegation with respect to the type of operations and their importance, alerting the Board or the Executive Committee on operations of particular significance.

Apart from these regulatory measures, delegated bodies are expected to make prudent assessments on transactions that are likely to have significant impact, referring their actions to delegating parties in an exhaustive fashion.

The extraordinary shareholders' meeting of 28 April 2003 introduced an amendment to the Articles of Association ratifying the practice adopted by the company, by which an extensive report on general management performance and its foreseeable development is sent to the Board of Auditors and the Board of Directors at least every quarter.

3) Appointment and remuneration of directors

As mentioned above, only shareholders that are members of the Syndicate Pact may appoint members of the Board.

For this reason the Articles of Association do not provide for the appointment of directors by means of election lists, thereby excluding the appointment of Directors by minority shareholders.

Therefore, at present, it is not considered necessary to establish a nomination committee for the appointment of directors as provided by article 7.2 of the Code.

The Articles of Association do not provide for any particular preliminary information requirements with respect to proposals for appointments of directors. On the occasion, however, of the first renewal of the entire Board after the company's listing, which took place at the shareholder's meeting of 28 April 2003, the shareholders have shown attention for the transparency requirements of the entire company structure. In particular SANPAOLO IMI S.p.A., which was entitled to more members on the Board on the basis of shareholders' agreements, presented before the date of the annual meeting the names of the members it designated. The nominees were well known to the meeting participants.

When drafting their proposals for the nomination of directors, the shareholders bear into consideration that the law applying to the banking sector orders that each nominee to the post must meet particular prerequisites of honourableness and professionalism. The Board of Directors nonetheless punctually ascertains, during the first meeting after the nomination has been made, that the prerequisites called for by the law have indeed been met.

A Remuneration Committee has been created within the Board of Directors. Pier Giovanni Marzili, Piero Antinori and Ambrogio Folonari have been appointed members of the Remuneration Committee charged with making proposals to the Board concerning the remuneration of directors delegated with particular mandates, or who hold particular posts

and, if requested by the Executive Committee, to make proposals for the criteria to be used in determining the remuneration of the company's top management.

After the recent renewal of administrative posts, the Committee met to formulate proposals for remuneration of the Chairman and Vice Chairman for their three-year term. The remuneration of the members of the Board of Directors, even if they form part of the Executive Committee, does not contain a portion linked to the company's profitability, which is consistent with the non-executive nature of their tasks. The remuneration of some members of top management contains a component that is linked to the company's profitability, although it is not particularly significant. For managers in charge of particular divisions, mechanisms have been introduced to provide incentives, linking a portion of remuneration to the achievement of specific objectives in each area. In addition, the Board of Directors decided to allocate stock options to managers of the company and other companies of the Group, under the relevant mandate granted to the Board during the Extraordinary Meeting held on 27th March 2000.

4) Internal Control System

The implementation of the internal controls within the banks is a fundamental daily activity of the company and is subjected to Bank of Italy's specific regulations, close control and scrutiny. The concept of an internal control system adopted by the Code of Conduct is essentially comparable to the system used as a reference in the Supervisory Instructions for Banks issued by Bank of Italy.

According to these regulations the Directors' duties and responsibilities include:

"— approving the strategic guidelines and risk management policies. The Directors must be aware of the risks to which the bank exposes itself, and know and approve the procedures by which these risks are identified and evaluated;

— approving the organization structure of the bank; ensure that the tasks and duties are allocated in a clear and appropriate manner with particular attention to the delegation mechanisms, and review them if necessary; provide methods of monitoring the exercise of delegated authority;

— ensuring that top management has defined a structure of internal control that is consistent with the chosen risk management method; that the monitoring functions have an appropriate degree of independence within the structure; that adequate resources are made available for correct functioning;

— ensuring that a correct, complete and timely information system is available;

— ensuring that the functionality, efficiency and effectiveness of the internal control system is periodically assessed and that the overall results are brought to the attention of the board; in the event that failings or anomalies come to light, resolve to timely and adequately implement corrective measures."

The system guidelines adopted by the Banca CR Firenze Group have been formalized in the "Outline of the Group Internal Controls System" and in the "Regulations for Internal Auditing Activities" approved by the parent company Board of Directors in December 2000, and updated by the Board in December 2003. The following fundamental points deserve particular mention:

- "the controls – an integral part of the company's daily activity – involve Administrative Bodies, the Board of Auditors, Management, and the entire staff, each with regards to the responsibilities to them assigned";
- "the internal control system must cover all types of risk [...]. Particular attention is focused on institutional control functions – not intervening directly in the industrial/productive process – which can be identified as:
  - management control
  - risk management
  - internal auditing
- "In particular, control mechanisms consist of:
  - the Line Controls implemented within organizational and IT procedures
  - Management Control for the protection of revenues and costs and continuous monitoring of the attainment of economic-asset objectives
  - Risk Management for control of financial and credit risks
  - Internal Audit, assigned to the Auditing and Group Controls Department, for evaluation of the adequacy and efficiency of control systems, including monitoring and protection from other risks".

The Internal Audit duties are performed by a specific structure called the Auditing and Controls Department, which reports directly to the Managing Director, and comprising around 40 persons whose duties are defined by the internal regulations as follows:

- ensure constant assessment and control of regulations and procedures for safeguarding of the Group's financial, economic and asset situation through remote analysis and/or on-premises verification intended to identify irregular trends, procedural violations, control system defects, and operational and management dissimilarities;
- ensure compliance with the rules, regulations, and mandatory requirements, and ensure the adequacy and updating of the control system;
- monitor the operation and effectiveness of the computer system's operating processes;
- verify the reliability and suitability of the organizational structure, also ensuring compliance with the limits of delegating mechanisms among the various operating sectors;
- provide the required reporting service with respect to any evidence obtained;
- verify the removal of any anomalies that have been detected.

The Internal Auditing activities are assisted by a continuous and detailed reporting service provided to the Administrative Bodies and top management in accordance with a specified programme approved by the Board of Directors, which provides, in a nutshell, monthly reports to the Board of Auditors and four-monthly reports to the Administrative Bodies, which therefore have a means of periodically evaluating the state of efficiency in the various sections of the Internal Control System. A detailed report is sent to the General Manager concerning the results of the verification activities undertaken, as well as immediate warnings with respect to particularly serious events.

The auditing structure of Banca CR Firenze carries out its own activities, in a centralized fashion, including with respect to banking companies within the group, and in this way it is

able to provide top management and the Administrative Bodies of the parent company with the necessary visibility concerning the adequacy of the internal control system and the risk profiles of the main subsidiaries.

In view of the foregoing, and in particular with respect to the specific regulatory and statutory provisions governing banking activities which assign well-defined responsibility for internal control to the Board of Directors, the Executive Committee, the Board of Auditors, and top management, it has been decided not to proceed with the creation of an internal control committee.

Bank of Italy's positive conclusions following its 2001 inspection visit essentially confirmed a positive assessment of the functioning of the systems adopted by Banca CR Firenze, which will continue working to adapt its control system to meet new requirements.

To improve the general system of controls within the group companies and to avoid any possible sanctions, foreseen by the Italian Decree 231 of 2001, relating to the new principle of "administrative responsibility" of bodies with legal status, in July 2004 the Board of Directors resolved to launch a specific project with the assistance of a high-ranking consultant. The first phase of the project was completed in December 2004 with the approval of the Organization Model which aims at supplementing, where necessary, the control system for the specific cases foreseen by the aforesaid law.

The Organization Model consists of a General Section, which is basically dedicated to the enunciation of the principles, and a Special Section, which examines the various cases of breach of law, as foreseen in Decree 231 of 2001, comparing these cases to the so-called "sensitive areas" of the bank and states the actions to be undertaken. Most of these actions are already included in the company rules currently in force.

Information activity at all group levels and courses on the new Organization Model for the employees of all the companies belonging to the group have been planned.

To successfully implement the Organization Model, on 24 January 2005, the Board of Directors appointed a supervisory body called to assess the operations and the compliance of the aforesaid model. The members of the supervisory body are two independent and non-executive board members, Francesco Corsi and Pier Giovanni Marzili, the Chairman of the Board of Statutory Auditors, the Chairman of *Assindustria Firenze* and *Confindustria Toscana,* Sergio Ceccuzzi, who is a qualified business professional, and the Head of the group's auditing and control division. The body will meet on a quarterly basis.

During the same meeting the Board of Directors also ratified the group's Code of Ethics upon which all the bank's and the group's activities will be based. This code aims at providing guidelines for fair and efficient transactions and for interpersonal relations. The Code of Ethics was also adopted and ratified by the Boards of all the other companies in the group.

5) Operations with related parties

Article 12 of the Articles of Association provides that transactions with related parties that are likely to have significant impact are, due to their sensitive nature, the exclusive responsibility of the Board of Directors.

Precise quantitative criteria for distinguishing the significance of such operations remain to be formalized. Reference is principally made to their nature and therefore the type of link that is created for the company, and the timeframe of the options. Thus, for example, all operations in the area of shareholdings are referred to the Board of Directors for assessment. For operations with a wider impact, recourse is made to the contribution of qualified external experts for assessment of their economic suitability, as provided by the Code.

Operations with member banks form part of the strategic design provided by CR Firenze S.p.A.

In November 1999, on the occasion of the sale of company shares by the foundation, Ente Cassa di Risparmio di Firenze, to SANPAOLO IMI S.p.A. and BNP Paribas S.A. and the signing of the Syndicate Pact, Banca CR Firenze S.p.A. entered into framework agreements with both shareholders, and with subsidiaries of these groups, which enable the Bank to benefit from their specialist know-how. In particular, it is envisaged that SANPAOLO IMI will assume the role of primary referent for collection management activities, project financing, investment banking and financing of large enterprises, while BNP Paribas will maintain the role of reference point mainly for consumer credit, leasing, factoring, and bancassurance.

The choice of these partners to operate in the areas mentioned is therefore guided by agreements and is not subject to the procedures provided by the Code.

Still in the context of strategic agreements, operations for the sale of non-capital goods and real estate have been concluded with the other shareholder participating in the Syndicate pact, Ente Cassa di Risparmio di Firenze. The economic terms of these operations have always been subjected to suitability assessments by qualified independent experts.

Finally, mention should be made of the particular authorization procedure that article 136 of Legislative Decree No. 385/93 imposes on operations that involve the assumption of obligations or the conclusion of sales contracts with the Bank by directors, auditors and general managers of companies in the Banking Group. In such cases the unanimous approval of the Board of Directors is necessary, in the absence of the party involved, and the approval of all the auditors.

Outside the circumstances cited, operations with related parties are a sporadic phenomenon in the life of the company, and are managed with complete transparency according to the regulations.

6) Processing of confidential information and internal dealing code

With respect to the provisions contained in Article 6 of the Code, a procedure has been adopted for the management of confidential information, including price-sensitive information. The General Manager has been charged with identifying the information that should be considered relevant and approving any notification that has been drawn up by the Investor Relations department, whose role is described in the next paragraph.

This procedure has been approved by the Board of Directors and formalized by means of direct communications to interested persons.

In December 2002 the Board of Directors approved the Code of Conduct on internal dealing, according to the regulations of Borsa Italiana S.p.A.

On the basis of this code, the market is informed of operations on financial instruments issued by Banca CR Firenze S.p.A., including the exercise of stock options and option rights by persons prominent in the company, e.g. statutory auditors, members of the Board, the General Manager, other managers, and personnel with access to information on the company's economic and financial situation and outlook.

Specifically, a statement of the operations of each significant person is sent to the market by the tenth market trading day following the end of each solar quarter if the overall total for each party involved reaches the sum of €50,000 but does not exceed €250.000. In the latter case, the market is notified without delay.

The regulations adopted by our company are characterized by comprehensive control mechanisms, which, for example, also cover the obligations of those who cease to hold posts that lead to their definition as a "significant person", and provide for the nomination of a person responsible for the regulations, with the task of adapting it to any new requirement.

7) Shareholder relations

With respect to the provisions of Article 11 of the Code, the company has implemented an internal structure to carry out investor relations functions, for the purpose of establishing a dialogue with shareholders, including institutional investors, based on recognition of their reciprocal roles.

The main channels of information between the company and its investors, current and potential, include the Investor Relations section of the company's web site (http://www.bancacrfirenze.it) which, *inter alia*, lists the names and addresses of individuals in this division.

The English language version of the section dedicated to Investor Relations has recently been activated, containing all the material available in the Italian version.

The company believes shareholders' meetings can offer a valid opportunity for a profitable dialogue between its administrative bodies and its shareholders, therefore, it facilitates meeting attendance. The attendance percentage at the 2004 Shareholders' Meeting, including shareholders voting in person and with proxies, accounted for 73.21% of the share capital.

The ordinary shareholders' meeting of 27 April 2001 approved the adoption of a specific regulation to regulate shareholders' meetings, as provided for in section 12. 4 of the Code, in order to guarantee the orderly conduct of Shareholders' meetings and the right of each shareholder to express his or her opinion on the matters under discussion.

In view of the current company structure, the guarantees provided by law, the regulations and the Articles of Association with respect to the protection of minorities, including the

statutory provisions requiring a minimum percentage of 1% for the presentation of auditors' election lists, are considered adequate and balanced with regard to the requirement, incumbent upon all shareholders, for orderly and effective conduct of the company's activities.

For this reason, the Board does not believe that any amendments to the Articles of Association are required with respect to this issue.

8) Auditors

With respect to the provisions contained in section 13 of the Code, the mechanism for appointments to the Board of Auditors provided for by the Articles of Association (Article 16) requires that the lists of candidates be filed with the company's head office at least 5 days prior to the shareholders' meeting.

On the two occasions when nominations of auditors were made by way of voting lists, that is, the meetings held on 27 April 2001 and 26 April 2004, each candidate's curriculum vitae, even though this was not required by the Articles of Association, was attached to the election lists for the Board of Auditors.

The Board of Directors encourages the shareholders to present their voting lists pursuant to the principles of transparency stated in the Code of Conduct even for the future appointments of members of the Board of Statutory Auditors.

The characteristics of independence and confidentiality for the Board of Auditors pursuant to sections 13.2 and 13.3 of the Code are ensured by the body of regulations governing its operations, including those specific to the banking sector, which provide for direct informative links to the Supervisory Authority, and by the personal characteristics of the auditors of the Banca CR Firenze S.p.A.

Florence, 21 March 2005
Banca CR Firenze S.p.A.
The Board of Directors

TABLE 1 : Board of Directors and Committees Structure

Board of Directors					Executive Committee		Remuneration Committee	
Position	Member	Independent	Attendance %	Other positions held *	Member	Attendance %	Member	Attendance %
Chairman	Aureliano Benedetti	YES	86.67%	6	✓	87.50%		
Deputy Chairman	Giampiero Busi	YES	100.00%	2	✓	100.00%		
Board Member	Piero Antinori	YES	73.33%	11			✓	**
Board Member	Pio Bussolotto	NO	86.67%	4	✓	70.83%		
Board Member	Jean Clamon	NO	26.67%	5				
Board Member	Alessio Colomeiciuc	YES	93.33%	-				
Board Member	Francesco Corsi	YES	100.00%	-				
Board Member	Ambrogio Folonari	YES	60.00%	1			✓	**
Board Member	Lionardo Ginori Lisci	YES	86.67%	2				
Board Member	Mario Manuli	YES	73.33%	4				
Board Member	Pier Giovanni Marzili	YES	93.33%	14			✓	**
Board Member	Massimo Mattera	NO	73.33%	4	✓	66.67%		
Board Member	Giuseppe Morbidelli	NO	86.67%	3	✓	79.17%		
Board Member	Giuseppe Spadafora	NO	100.00%	5	✓	79.17%		

Note
* This column reports the number of positions held by Board Members and Statutory Auditors in other companies listed on the stock market, including foreign ones, and positions in financial, banking, insurance and noteworthy companies. Attachment 2 contains full details about the positions.
**The Remuneration Committee did not convene in year 2004.

Additional important information
All Board Members are to be considered non-executive. None are elected by shareholding minorities.
The bank's structure includes neither an Internal Control Committee, because it has been deemed unnecessary in consideration of the company's current control model, nor a Nomination Committee because all members are chosen by the Syndicate Pact.
In 2004 the Board of Directors convened 15 times and the Executive Committee 24 times. For all other necessary in-depth information, please consult the Report on Corporate Governance.

TABEL 2: STATUTORY AUDITORS

Position	Member	Attendance percentage	Other positions in companies listed on the stock market
Chairman of the Statutory Auditors Board	Vieri Fiori	100%	-
Acting Statutory Auditor until April 26, 2004	Franco Caleffi	100%	-
Acting Statutory Auditor from April 26, 2004	Domenico Muratori	100%	Substitute Statutory Auditor in Beni Stabili S.p.A.
Acting Statutory Auditor*	Marco Sacconi	100%	-
Substitute Statutory Auditor * until April 26,2004	Francesco Maria Mancini	not applicable	Acting Statutory Auditor in Aeroporto di Firenze S.p.A.
Substitute Statutory Auditor from April 26, 2004	Angelo Falbo	not applicable	
Substitute Statutory Auditor * from April 26, 2004	Guido Sansoni	not applicable	-

Note
*The asterisk denotes if the auditor has been elected among the candidates proposed by the shareholding minority.

Other important information
The Board of Statutory Auditors was appointed by the Shareholders' Annual Meeting on April 26, 2004. In year 2004 the Statutory Auditors convened 9 times (4 times before the new appointments and 5 times after the new appointments).
The attendance quorum is 1% for the meeting convened to discuss the list of candidates to the position of Statutory Auditors (ex Art. 148 Finance Code).

TABLE 3: OTHER CORPORATE GOVERNANCE CODE RECOMMENDATIONS

	YES	NO	Reasons for possible deviations from the recommendations
The system of authorizations and operations with a related parties:			
Has the Board of Directors defined and prescribed the authorizations:	✓		
a) limits ?	✓		
b) practice methods ?	✓		
c) report frequency ?	✓		
Has the Board of Directors maintained the power to examine and approve economical, financial and assets- related important matters (including operations with related parties)?	✓		
Has the Board of Directors defined the *guidelines and the criteria for* the identification of "significant" operations?		✓	The guidelines are contained in the company by-laws and internal regulation. What is eventually not regulated, is left to the discretion of the authorized people.
Is there a description of the guidelines and the criteria in the annual report?		✓	
Has the Board of Directors established the procedures for the *examination and the approval of operations* with a related parties ?		✓	The Corporate Governance system has already established that the decision-making powers are centred onto the collective administrative bodies. Operations involving leading shareholders follow guidelines defined in the *strategic agreements. Refer to the report for in-depth* information.
Does the annual report contain a description of the procedures for the approval of operations with a related parties?		✓	
The latest procedures for the nomination of Board Members and Statutory Auditors			
Was the list of candidates to the post of Board Member filed at least ten days prior to the meeting?		✓	There are no actual *candidacy*. The *leading* shareholders select nominees and normally supply adequate information to the general public.
Was the *list of* candidates to the office of Board Member supported by exhaustive background information?		✓	
Was the list of candidates to the office of Board Member supported by a report stating they qualify as independent members?		✓	The Board of Directors, as a collective body, evaluates if a candidate qualifies as an independent.
Was the list of candidates to the post of Statutory Auditor filed at *least ten days prior* to the meeting?		✓	The company by-laws define as deadline for the presentation of the list five days before the meeting.
Was the list of candidates to the post of Statutory Auditor supported by exhaustive background information?	✓		
Shareholders' Meetings			
Has the bank approved rules governing the meeting?	✓		
Are the rules *annexed* to the report (or does the report give an indication as to where they can be obtained or downloaded)?	✓		

Internal Auditing			
Has the bank appointed officers with internal auditing duties?	✓		
Are the officers in charge of internal auditing hierarchically independent from the managers responsible of operations areas?	✓		
Organization unit responsible of internal auditing (ex Art. 9.3 of the Corporate Governance Code)	Direzione Auditing & Controlli di Gruppo		
Investor Relations			
Has the company appointed a person in charge of Investor Relations?	✓		
Organization unit and reference person in charge of Investor Relations	Servizio Integrazione di Gruppo & Investor Relations- Reference: Giovanni Fossi (phone) 0552612900 - (fax) 0552733292 - (email) giovanni.fossi@carifirenze.it		

In compliance with the prerequisites of the Corporate Governance Code for companies listed on the stock market, the table below reports the names of other companies in which our Board Members and Statutory Auditors hold positions. The companies are divided into three distinct categories: those listed on the stock markets, including foreign ones, the banking, financial, and insurance companies as well as other noteworthy companies.

Noteworthy companies, with reference to Board Members' activities and their time involvement, in accordance with the terms expressed by the Code, are those companies with significant operations, excluding any basically inactive ones.

Aureliano Benedetti - Chairman

In companies listed on the stock markets:

POSITION	COMPANY
Acting Statutory Auditor	SANPAOLO IMI S.p.A.

In banking, financial and insurance companies:

POSITION	COMPANY
Chairman of the Board	Centrovita Assicurazioni S.p.A.
Chairman of the Board	Società Finanziaria di Compartecipazioni S.p.A.
Chairman of the Board of Statutory Auditors	COMFIN S.r.l. - Holding
Chairman of the Board of Statutory Auditors	SANPAOLO IMI Internazionale S.p.A.
Acting Statutory Auditor	Banca d'Intermediazione Mobiliare IMI S.p.A.

Giampiero Busi - Deputy Chairman of the Board of Directors

In banking, financial and insurance companies:

POSITION	COMPANY
Chairman of the Board of Directors	Centro Factoring S.p.A.
Chairman of the Board of Directors	Centro Leasing S.p.A.

Piero Antinori

In companies listed on the stock market:

POSITION	COMPANY
Board Member	Aeroporto di Firenze S.p.A.

In noteworthy companies:

POSITION	COMPANY
Chairman	Antinori Agricola S.r.l.
Chairman and CEO	Marchesi Antinori S.r.l.
Chairman	P. Antinori S.r.l.

Chairman	Tormaresca S.r.l.
Chairman	Argentiera S.r.l.
Chairman	Palazzo Antinori S.r.l.
Chairman	Antinori International S.A.
Chairman	Vivo S.r.l.
Chairman	Antinori California S.A.
Board Member	Campo di Sasso S.r.l.

Pio Bussolotto

In companies listed on the stock market:

POSITION	**COMPANY**
Board Member	SANPAOLO IMI S.p.A.

In banking, financial and insurance companies:

POSITION	**COMPANY**
Chief Executive Officer	Cassa di Risparmio di Padova e Rovigo S.p.A.
Board Member	Banca delle Marche S.p.A.
Board Member	Assicurazioni Internazionali di Previdenza S.p.A.

Jean Clamon

In companies listed on the stock market:

POSITION	**COMPANY**
Board Member	Compagnie Nationale à Portefeuille S.A.

In banking, financial and insurance companies:

POSITION	**COMPANY**
Board Member	Arval Service Lease S.A.
Board Member	BNP Paribas Lease Group S.A.
Board Member	Cetelem S.A.
Board Member	UCB S.A.

Alessio Colomeiciuc

No other declared position other than Board Member of our Bank.

Francesco Corsi

No other declared position other than Board Member of our Bank.

Ambrogio Folonari

In banking, financial and insurance companies:

POSITION	**COMPANY**
Board Member	Corner Banca SA

Lionardo Ginori Lisci

In noteworthy companies:

POSITION	COMPANY
Chairman and Company Official	Marchesi Ginori Lisci S.r.l.
Board Member	G. Ceccherini & C. S.p.A.

Mario Manuli

In banking, financial and insurance companies:

POSITION	COMPANY
Board Member	Tamburi Investment Partners S.p.A.

In noteworthy companies:

POSITION	COMPANY
Board Member	Manuli Rubber Industries S.p.A.
Board Member	Manuli Stretch S.p.A.
Board Member	Terme di Saturnia S.r.l.

Pier Giovanni Marzili

In banking, financial and insurance companies:

POSITION	COMPANY
Chairman of the Board	ANAPHORA S.p.A. SGR (currently inactive)
Deputy Chairman of the Board	Cassa di Risparmio di Pistoia e Pescia S.p.A.
Chairman of the Statutory Auditors Board	Antarex S.p.A. - Holding Company
Chairman of the Statutory Auditors Board	So.Fin. Italiana S.p.A. - Holding Company
Acting Statutory Auditor	Tosco-Fin S.r.l. Holding Company

In noteworthy companies:

POSITION	COMPANY
Chairman of the Board	Citylife S.p.A.
Chairman of the Board	Servizi Integrati Area Fiorentina S.p.A.
Deputy Chairman of the Board	Infogroup S.p.A.
Chairman of the Statutory Auditors Board	Marchesi Antinori S.r.l.
Chairman of the Statutory Auditors Board	Boehringer Ing. Italia S.p.A.
Chairman of the Statutory Auditors Board	Officine Mario Dorin S.p.A.
Chairman of the Statutory Auditors	Pitti Immagine S.r.l.
Chairman of the Statutory Auditors Board	R.C.S. Quotidiani S.p.A.
Acting Statutory Auditor	Eli Lilly Italia S.p.A.

Massimo Mattera

In banking, financial and insurance companies:

POSITION	COMPANY
Governing Director	Imi Investimenti S.p.A.
Board Member	Banca IMI SpA
Board Member	Synesis SpA

In noteworthy company:

POSITION	COMPANY
Board Member	Italenergia bis S.p.A.

Giuseppe Morbidelli

In company listed on the stock market:

POSITION	COMPANY
Board Member	FondiariaSAI S.p.A.

In banking, financial and insurance company:

POSITION	COMPANY
Board Member	Cassa di Risparmio di Pistoia e Pescia S.p.A.

In noteworthy companies:

POSITION	COMPANY
Board Member	A.C. Fiorentina S.p.A.

Giuseppe Spadafora

In banking, financial and insurance companies:

POSITION	COMPANY
Chairman	ISIS Factor S.p.A.
Board Member	Banca UCB
Board Member	BNP Paribas Asset Management SGR S.p.A.
Board Member	CARDIF Assicurazioni S.p.A.

In noteworthy companies

POSITION	COMPANY
Board Member	Arval S.p.A.



BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE S.p.A.
Iscritta all'Albo delle Banche al n. 5120
Capogruppo del Gruppo Banca CR Firenze
Iscritto all'Albo dei Gruppi Bancari al n. 6160.6
Sede in Firenze, via Bufalini n. 6
Capitale sociale € 647.922.983,16 interamente versato
Registro delle Imprese di Firenze,
codice fiscale e partita IVA 04385190485

****

Avviso di convocazione di Assemblea Ordinaria

****

I Signori Azionisti sono convocati in Assemblea Ordinaria presso la Sala Verde di Palazzo Incontri in Firenze, Via de' Pucci n.1, per il giorno 28 aprile 2005 alle ore 11,00, in prima convocazione e, occorrendo, in seconda convocazione per il giorno 30 aprile 2005, stessi ora e luogo, per discutere e deliberare sul seguente:

ORDINE DEL GIORNO

1. Bilancio d'esercizio e bilancio consolidato al 31 dicembre 2004; relazioni del Consiglio di Amministrazione sulla gestione; relazione del Collegio Sindacale; deliberazioni inerenti e conseguenti.
2. Autorizzazione all'acquisto e vendita di azioni proprie.

Potranno intervenire all'assemblea tutti coloro che risultino averne diritto sulla base dell'apposita certificazione rilasciata dagli intermediari autorizzati ai sensi della normativa vigente, da presentare al momento della verifica della legittimazione all'accesso in assemblea, che avrà inizio nel giorno e nel luogo di svolgimento della stessa a partire dalle ore 9,00.

E' inoltre necessario, in base a quanto disposto dallo statuto sociale, che alla società giunga, due giorni prima di quello della riunione, la comunicazione dell'intermediario presso cui sono depositate le azioni, ai sensi dall'art. 2370 2° comma del codice civile. Sarà cura dei signori azionisti richiedere la certificazione ai propri intermediari con sufficiente anticipo affinché questi possano provvedere in tempo utile. In particolare, per gli azionisti le cui azioni sono depositate presso le filiali della Cassa di Risparmio di Firenze S.p.A. la richiesta deve avvenire entro il 26 aprile 2005, per la prima convocazione, ed entro il 28 aprile per la seconda convocazione.

In alternativa lo statuto prevede la possibilità di depositare la certificazione presso la sede sociale, sempre entro il 2° giorno antecedente quello della riunione. A tutti coloro che provvederanno a tale deposito sarà consegnata una copia conforme da esibire il giorno della riunione assembleare, e che potrà essere utilizzata per annotarvi gli eventuali conferimenti di rappresentanza.

La documentazione relativa agli argomenti posti all'ordine del giorno, prevista dalla normativa vigente, verrà messa a disposizione del pubblico, nei termini dalla stessa prescritti, presso la sede sociale e presso Borsa Italiana S.p.A., anche attraverso i rispettivi siti internet.

I signori azionisti hanno facoltà di ottenere dalla società copia cartacea della suddetta documentazione a proprie spese.

IL PRESIDENTE
(Aureliano Benedetti)



BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE

Società per Azioni

Capogruppo del Gruppo Banca CR Firenze
Iscritto all'Albo dei Gruppi Bancari al n. 6160.6
Sede in Firenze, via Bufalini n. 6
Capitale sociale € 647.953.193,16 interamente versato
Registro delle Imprese di Firenze,
codice fiscale e partita IVA 04385190485

Assemblea Ordinaria degli Azionisti
28 Aprile 2005

Relazione degli Amministratori sulle materie all'O.d.G.
ai sensi del D. Min. Giustizia n.437/1998

Assemblea Ordinaria degli Azionisti
28 aprile 2005
Relazione degli Amministratori D. Min. Giust. 437/98

Il Decreto del Ministero della Giustizia n. 437 del 5 novembre 1998 dispone che: "fermi gli obblighi di pubblicità previsti da disposizioni di legge o di regolamento, gli amministratori delle società [con azioni quotate nei mercati regolamentati] mettono a disposizione del pubblico presso la sede sociale e presso la società di gestione del mercato di quotazione, almeno quindici giorni prima di quello fissato per l'assemblea, una relazione sulle proposte concernenti le materie poste all'ordine del giorno".

Sono quindi sinteticamente passati in rassegna gli argomenti posti all'O.d.G., precisando che per entrambi le proposte all'assemblea sono formulate dagli amministratori con il corredo di apposite relazioni ed il supporto di ampia documentazione, secondo le indicazioni contenute nelle specifiche normative. A tale documentazione pertanto si rinvia per ogni necessità di approfondimento.

1) Bilancio di esercizio e bilancio consolidato al 31 dicembre 2004; relazioni del Consiglio di Amministrazione sulla gestione; relazione del Collegio Sindacale; deliberazioni inerenti e conseguenti

Il bilancio di esercizio ed il bilancio consolidato, approvati dal Consiglio di Amministrazione in data 21 marzo 2005, saranno depositati presso la sede sociale e la Borsa Italiana S.p.A. nel termine di 90 giorni dalla chiusura dell'esercizio, come previsto dall'art. 82 del regolamento adottato dalla Consob con delibera n. 11971 del 14 maggio 1999 (Regolamento Emittenti).

La relazione del Collegio Sindacale e la relazione della Società di Revisione saranno messe a disposizione del pubblico nei termini previsti dalla legge.

A tale documentazione si fa riferimento per ogni notizia al riguardo.

In sintesi si evidenzia che l'utile civilistico dell'esercizio 2004 si attesta a ca. 97 mln. di euro, a valere sul quale il Consiglio propone la distribuzione di un dividendo di € 0,052 per azione. L'utile consolidato del medesimo esercizio risulta di ca. 102 mln di euro.

2) Autorizzazione all'acquisto e vendita di azioni proprie

Anche per questo argomento è stata redatta una specifica relazione sui contenuti e le motivazioni della proposta degli amministratori, secondo quanto disposto dall'art. 73 del Regolamento Emittenti. In sintesi si propone di confermare l'attuale autorizzazione all'operatività in azioni proprie, con il limite massimo di detenzione di n. 13.000.000 di azioni.

Firenze, 21 marzo 2005
Banca CR Firenze S.p.A.
Il Consiglio di Amministrazione



BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE

Società per Azioni

Capogruppo del Gruppo Banca CR Firenze
Iscritto all'Albo dei Gruppi Bancari al n. 6160.6
Sede in Firenze, via Bufalini n. 6
Capitale sociale € 647.953.193,16 interamente versato
Registro delle Imprese di Firenze,
codice fiscale e partita IVA 04385190485

Assemblea Ordinaria degli Azionisti
28 Aprile 2005

Autorizzazione all'acquisto e vendita di azioni proprie
Relazione degli Amministratori

Proposta di autorizzazione all'acquisto e vendita di azioni proprie

Si ricorda che l'assemblea dei soci del 27 aprile 2004, su proposta del Consiglio di Amministrazione, ha deliberato - ai sensi degli artt. 2357 e 2357 ter del c.c. e dell'art. 132 del D.Lgs 24 febbraio 1998 n. 58 - l'autorizzazione ad operare in azioni proprie, entro limiti specifici, con termine di durata dell'autorizzazione fino alla data di approvazione del bilancio dell'esercizio 2004, e comunque non oltre 18 mesi dal 27 aprile 2004. Analoghe deliberazioni erano state assunte dalle assemblee ordinarie tenute negli anni precedenti.

Nell'esercizio della delega si è operato soprattutto per assicurare liquidità e spessore agli scambi, nonché stabilità ai prezzi del titolo, nell'interesse della generalità degli investitori, soprattutto nei momenti di maggiore volatilità ed in quelli di scarsità di transazioni, nei quali si sarebbero potuti verificare ingiustificati disallineamenti rispetto all'andamento del mercato.
All'inizio del 2004 nel portafoglio della società figuravano 40.000 azioni proprie al prezzo medio di € 1,418; nel corso dell'anno sono state acquistate azioni in numero complessivo di 2.490.145 al prezzo medio di € 1,4826, e vendute in numero complessivo di 2.530.145 al prezzo medio di € 1,5073. Alla data del 31 dicembre 2004 non figuravano più azioni proprie in portafoglio. L'operatività della società ha rappresentato l'1,27% dei volumi complessivi di scambi sul titolo.

L'esperienza finora maturata ha consentito di verificare l'utilità dello strumento, utilizzato peraltro con particolare accortezza e prudenza, come testimoniano i dati sopra esposti.
Si propone all'Assemblea, con le stesse motivazioni e ricalcando sostanzialmente le modalità ora vigenti, di deliberare l'autorizzazione ad operare in azioni proprie, ai sensi delle norme sopra citate, nei seguenti termini:

- procedere, nel rispetto delle correnti norme e modalità di intermediazione del mercato azionario, all'acquisto di azioni proprie. Gli acquisti saranno effettuati fino al limite massimo globalmente detenibile in portafoglio, di n. 13.000.000 di azioni ordinarie, del valore nominale unitario di € 0,57 ad un prezzo non inferiore del 20%, nel suo minimo e non superiore del 10% nel suo massimo, rispetto al prezzo di riferimento fatto registrare dal titolo nella riunione di Borsa del giorno precedente ogni singola operazione di acquisto;
- procedere, sempre nel rispetto delle correnti norme e modalità di intermediazione del mercato azionario, alla vendita di tutte o parte delle azioni proprie eventualmente detenute a seguito quanto precede, a prezzi in ogni caso non inferiori di più del 5% rispetto al prezzo di riferimento fatto registrare dal titolo nella riunione di Borsa del giorno precedente ogni singola operazione di vendita;
- durata dell'autorizzazione accordata: fino ad approvazione, da parte dell'Assemblea, del bilancio dell'esercizio 2005 e comunque non superiore a 18 mesi dalla data dell'Assemblea di approvazione del bilancio 2005.

Il pieno utilizzo delle facoltà di acquisto di 13.000.000 di azioni avverrebbe nel pieno rispetto del limite della decima parte del capitale sociale fissato dall'art. 2357 3° comma del

c.c., in quanto il capitale stesso è composto da n. 1.136.759.988 azioni ed il tetto massimo stabilito dalla norma citata è pertanto fissato in n. 113.675.998 azioni.

L'acquisto di azioni nella misura massima autorizzata, ai prezzi correnti, comporterebbe un investimento di € 24-25 milioni, per il quale le riserve disponibili del bilancio sono, ai sensi dell'art. 2357 1° comma del codice civile, ampiamente capienti.

Per completezza d'informazione si precisa che nessuna società controllata ha un'autorizzazione all'acquisto di azioni di Banca CR Firenze S.p.A. ai sensi dell'art. 2359-bis c.c. La controllata Cassa di Risparmio di Pistoia e Pescia S.p.A. è stata titolare di un pacchetto di azioni assegnatele in seguito all'operazione di incorporazione del Credito Fondiario Toscano S.p.A., perfezionata il 1° agosto del 2001, pacchetto che in seguito, con gradualità, è stato interamente dismesso.

Firenze, 21 marzo 2005
Banca CR Firenze S.p.A.
Il Consiglio di Amministrazione



BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE

Società per Azioni

Capogruppo del Gruppo Banca CR Firenze
Iscritto all'Albo dei Gruppi Bancari al n. 6160.6
Sede in Firenze, via Bufalini n. 6
Capitale sociale € 647.953.193,16 interamente versato
Registro delle Imprese di Firenze,
codice fiscale e partita IVA 04385190485

Assemblea Ordinaria degli Azionisti
28 Aprile 2005

Informativa sulla Corporate Governance e l'adesione al Codice di Autodisciplina delle Società Quotate

INFORMATIVA SULLA CORPORATE GOVERNANCE E SULL'ADESIONE AL CODICE DI AUTODISCIPLINA DELLE SOCIETÀ QUOTATE

Banca CR Firenze S.p.A., sin dal momento della quotazione, avvenuta nel luglio del 2000, ha aderito al Codice di Autodisciplina delle società quotate adottato dalla Borsa Italiana, ritenendolo una valida guida per il governo d'azienda e riconoscendosi nelle sue prescrizioni, alcune delle quali sono state successivamente fatte proprie anche dal legislatore con la riforma del diritto societario.

La presente relazione prende in esame il funzionamento complessivo del sistema di corporate governance della società per metterlo a confronto con le raccomandazioni del Codice, e costituisce una componente dell'informativa assembleare, così come previsto nel regolamento dei mercati organizzati e gestiti da Borsa Italiana S.p.A.

Nella redazione sono state seguite le linee guida diramate a questo proposito da Borsa Italiana S.p.A. e, più recentemente, da Assonime.

1) Governance della società

L'assetto proprietario della società è caratterizzato dalla presenza di un Patto di Sindacato, costituito nel 1999 e successivamente prorogato, cui partecipano Ente Cassa di Risparmio di Firenze (che vi ha conferito ca. il 20,589% del capitale sociale), SANPAOLO IMI S.p.A. (con il 14,038%) e BNP Paribas S.A. (con il 6,551%).

La struttura del Patto vede un equilibrio, azionario e di composizione dei suoi organi di funzionamento, tra Ente, da un lato, e soci privati (SANPAOLO IMI e BNP PARIBAS) dall'altro. L'Ente CR Firenze e SAN PAOLO IMI detengono ulteriori quote azionarie - rispettivamente il 19,352% ed il 4,627% - rappresentative di quasi un quarto del capitale e per le quali il voto è evidentemente coerente con le indicazioni che emergono in seno al Patto.

Un'esauriente informativa sui contenuti e le modalità di funzionamento del Patto si trova nell'apposito estratto, consultabile anche sul sito internet della Consob, nella sezione dedicata alla società.

Nell'azionariato vi è una rilevante quota di flottante, formatasi con la quotazione in Borsa nel luglio 2000, al cui interno vi è una significativa presenza di investitori istituzionali, anche esteri, di primario standing.

L'equilibrio dei rapporti fra Ente CR Firenze e soci privati nel Patto di Sindacato, cui sopra si faceva riferimento, si riflette nella composizione degli Organi Amministrativi, le designazioni dei quali sono oggetto di accordo pattizio.

Dei 14 componenti il Consiglio di Amministrazione 7 sono stati infatti indicati dall'Ente, 5 componenti da SANPAOLO IMI S.p.A. e 2 da BNP Paribas S.A.

Il Comitato Esecutivo, organo cui è affidata la gestione continuativa della società, è composto da 6 Consiglieri, di cui 3 scelti tra i componenti nominati dall'Ente, 2 fra quelli nominati da SANPAOLO IMI ed uno tra quelli di BNP Paribas.

Allo statuto sociale ed al Regolamento dell'Assemblea, documenti disponibili sul sito internet della società -www.bancacrfirenze.it- e di cui può essere fatta richiesta alla società stessa, si rinvia per ogni necessità di approfondimento sui temi del governo societario.

2) Composizione e ruolo del Consiglio di Amministrazione

Il Consiglio di Amministrazione riveste il ruolo fondamentale per la gestione della Banca, attraverso lo svolgimento di funzioni di indirizzo strategico e di coordinamento organizzativo sia per la Banca stessa sia per il Gruppo Banca CR Firenze.

Inoltre, secondo quanto disposto dalle Istruzioni di Vigilanza per le Banche emanate dalla Banca d'Italia, il Consiglio rappresenta il vertice ed il primo responsabile del sistema di controllo interno, come chiarito ai punti successivi.

Si rimanda alle tabelle poste in allegato per i dettagli sulla composizione del Consiglio e dei Comitati istituiti al suo interno (All. 1) e per l'indicazione delle cariche ricoperte dai Consiglieri in altre società (All. 2).

A nessun componente del Consiglio sono attribuite deleghe operative, pertanto ai sensi del Codice tutti gli amministratori sono da considerare come non esecutivi.

Un particolare incarico, non di natura operativa, è stato attribuito al Prof. Pier Giovanni Marzili, il quale presiede il Comitato Rischi, organo composto anche dai Direttori Generali di tutte le Banche del Gruppo e dai responsabili funzionali delle aree più direttamente coinvolte nei processi di gestione dei rischi. Il Prof. Marzili riferisce al Consiglio sugli esiti delle decisioni e delle valutazioni del Comitato Rischi.

Passando a trattare il tema dell'indipendenza, secondo quanto previsto nell'art. 3 del Codice, è il caso innanzitutto di premettere che nessuno degli amministratori intrattiene con la Banca, e con le società da essa controllate, relazioni economiche di entità tale da poterne condizionare l'autonomia di giudizio né, tantomeno, gli stessi sono titolari direttamente o indirettamente di partecipazioni azionarie nella società tali da potere in qualsiasi modo incidere sul controllo della medesima.

La carica di amministratore della società, in sé, non rappresenta un legame tale da far venire meno il requisito d'indipendenza, ed altrettanto può dirsi per la carica di amministratore non esecutivo che alcuni degli amministratori di Banca CR Firenze S.p.A. ricoprono, su designazione di quest'ultima, in società da questa controllate.

Alcuni amministratori intrattengono, anche indirettamente attraverso società controllate e collegate, rapporti di normale operatività bancaria con la società e, talvolta, con i soci bancari di riferimento, ma non di consistenza e caratteristiche tali da far venir meno il requisito dell'indipendenza.

Dal momento che l'assetto di controllo di Banca CR Firenze S.p.A. è, come detto, incentrato sui tre principali soci, Ente Cassa di Risparmio di Firenze, SANPAOLO IMI S.p.A. e BNP Paribas S.A., firmatari di un Patto di Sindacato, debbono essere valutati con particolare attenzione i legami degli amministratori con tali soci.

Occorre in primo luogo segnalare che alcuni amministratori sono soci dell'Ente Cassa di Risparmio di Firenze, fondazione bancaria a natura associativa. Tale legame non ha natura economica e non comporta riflessi patrimoniali. Si esclude quindi che tale situazione possa di per se stessa far venire meno il requisito dell'indipendenza.

Il Presidente Dott. Aureliano Benedetti, chiamato a far parte del Consiglio su indicazione dell'Ente Cassa di Risparmio di Firenze, ricopre la carica di sindaco effettivo in SANPAOLO IMI S.p.A. ed in altre società da SANPAOLO IMI controllate. Tali incarichi richiedono, per la loro stessa natura, l'indipendenza nei confronti delle società di cui si è sindaco.

L'amministratore Prof. Avv. Giuseppe Morbidelli svolge con una certa continuità incarichi professionali di consulenza ed assistenza per l'Ente Cassa di Risparmio di Firenze e pertanto non è da considerare "indipendente" ai sensi del Codice di Autodisciplina.

Quattro amministratori sono dipendenti o amministratori esecutivi di società dei gruppi facenti capo ai soci bancari di riferimento. Si tratta in particolare del Rag. Pio Bussolotto e del Dott. Massimo Mattera, rispettivamente amministratore e dirigente di SANPAOLO IMI S.p.A., nonché del Dott. Jean Clamon e del Dott. Giuseppe Spadafora, che ricoprono cariche dirigenziali nel gruppo BNP Paribas.

Pertanto tutti gli amministratori, tranne i cinque sopra citati, sono da considerare come indipendenti, ai sensi del Codice.

L'art. 10 dello Statuto sociale dispone che il Consiglio si riunisca di norma una volta al mese e la cadenza effettiva delle riunioni risponde al dettato statutario. L'esercizio 2004 è stato caratterizzato dallo svolgimento di 15 riunioni, mentre nei primi tre mesi del 2005 si sono tenute quattro riunioni. La frequenza media da parte degli amministratori è stata nel 2004 dell'81,43%, dell'85,19% per i soli amministratori indipendenti.

Le modalità di convocazione e coordinamento dei lavori del Consiglio di Amministrazione seguite dal Presidente sono conformi alle prescrizioni dell'art. 4 del Codice, recentemente recepite nell'ambito della riforma del diritto societario.

Il materiale oggetto di discussione in Consiglio viene predisposto dalla Direzione Generale della Banca ed inviato ai partecipanti normalmente con almeno 3 giorni di anticipo sulla riunione. Le informative e l'anticipo con le quali sono inviate vengono giudicate dai Consiglieri sufficienti per poter approfondire le materie oggetto di discussione.

Per quanto attiene al tema dell'esercizio delle deleghe di poteri, del controllo su di esso esercitato dal Consiglio d'Amministrazione e delle operazioni di significativo rilievo, si osserva innanzitutto che le materie indicate nell'art. 1.2 del Codice sono riservate alla Competenza del Consiglio in base allo statuto sociale, il quale, all'art. 12, indica le operazioni che per la loro stessa natura sono da considerare di significativo rilievo e pertanto non delegabili.

L'assetto interno delle deleghe gestionali risulta in primo luogo dalle delibere con cui il Consiglio ha attribuito in via generale, salve, come detto, le riserve dettate dallo statuto, i poteri di gestione al Comitato Esecutivo, l'ultima delle quali assunta il 12 maggio 2003.

E' di significativa importanza per la trasparenza e correttezza dell'azione aziendale che i poteri amministrativi siano stati attribuiti ad un organo collegiale le cui regole di funzionamento sono le medesime di quelle del Consiglio di Amministrazione, anziché ad un singolo Amministratore Delegato. Il Direttore Generale, che rappresenta il vertice della struttura aziendale, ha il compito di dare esecuzione a quanto deliberato dagli organi collegiali

A questo riguardo è il caso di precisare che, per prassi aziendale, il Presidente segnala trimestralmente, in occasione delle riunioni di Consiglio di Amministrazione, gli argomenti trattati dal Comitato stesso, fornendo tutti i chiarimenti eventualmente richiesti dai Consiglieri, così come previsto dall'art. 5 del Codice.

I regolamenti interni della società, approvati dal Consiglio di Amministrazione, che disciplinano i diversi comparti dell'attività aziendale, quali ad esempio l'erogazione del credito, l'assunzione di rischi finanziari, la spesa esterna ed i provvedimenti sul personale integrano il dettato statutario introducendo un sistema di deleghe gestionali articolato in relazione alla natura delle operazioni ed alla loro entità, riportando anche in questo caso alla competenza del Consiglio, o del Comitato Esecutivo, le operazioni di particolare rilievo.

Al di fuori di tali previsioni regolamentari l'individuazione delle operazioni di significativo rilievo è rimessa al prudente apprezzamento degli organi delegati, i quali sono comunque sempre tenuti a riferire esaustivamente sul loro operato ai deleganti.

L'assemblea straordinaria del 28 aprile 2003 ha introdotto una modifica statutaria che ha ufficializzato la prassi adottata dalla società per cui è fornita al Collegio Sindacale ed al Consiglio di Amministrazione, su base almeno trimestrale, un'esauriente informativa sul generale andamento della gestione e sulla sua prevedibile evoluzione.

3) Nomina e remunerazione degli amministratori

Come sopra riferito, i soci aderenti al Patto di Sindacato si sono riservati l'indicazione dei componenti il Consiglio.

Per questa ragione lo statuto sociale non prevede, per il momento, il voto di lista per le deliberazioni riguardanti la nomina degli amministratori, cosicché nessun componente è nominato dalle minoranze assembleari.

Per le medesime ragioni non si ritiene necessario, al momento, costituire il comitato per le proposte di nomina alla carica di amministratore ipotizzato dall'art. 7.2 del Codice.

Lo statuto sociale non prevede particolari obblighi informativi preventivi sulle proposte di nomina degli amministratori. Peraltro, in occasione del primo rinnovo dell'intero Consiglio dopo la quotazione della società, avvenuto con l'assemblea tenutasi il 28 aprile 2003, i soci hanno dimostrato attenzione alle esigenze di trasparenza nei riguardi di tutta la compagine. In particolare SANPAOLO IMI S.p.A., cui spettava, in base agli accordi parasociali, un'estensione della propria presenza in Consiglio, ha divulgato in anticipo i propri orientamenti in proposito, indicando le proprie designazioni, costituite da nominativi conosciuti al pubblico.

I soci, nel formulare le loro proposte di nomina di amministratori, tengono in considerazione che la normativa del settore bancario impone particolari requisiti di onorabilità e professionalità per l'assunzione della carica. Il Consiglio di Amministrazione effettua comunque la puntuale verifica sulla sussistenza di tali requisiti alla prima riunione successiva alla nomina.

Il Consiglio di Amministrazione ha costituito al proprio interno un Comitato per la remunerazione, composto dai Consiglieri Prof. Pier Giovanni Marzili, Sig. Piero Antinori e Dott. Ambrogio Folonari, con l'incarico di formulare proposte al Consiglio per la remunerazione dei Consiglieri con deleghe o che ricoprono particolari incarichi e, se richiesto dal Comitato Esecutivo, di formulare proposte per la determinazione dei criteri per la remunerazione dell'alta direzione della Società.

Dopo il rinnovo delle cariche amministrative, avvenuto nel 2003, il comitato si è riunito per formulare la proposta in merito ai compensi del Presidente e del Vice Presidente per il triennio del mandato.

La remunerazione dei componenti il Consiglio di Amministrazione, anche se facenti parte del Comitato Esecutivo, non presenta componenti legate ai risultati aziendali, in linea con la natura non esecutiva degli incarichi. Nella remunerazione di alcuni componenti dell'Alta Direzione è presente una componente variabile in funzione dei risultati. Per i dirigenti posti a capo di particolari aree funzionali sono stati introdotti meccanismi di incentivazione che legano parte della retribuzione anche al raggiungimento di prestabiliti obiettivi specifici per ciascuna area. Inoltre sono state deliberate da parte del Consiglio di Amministrazione le attribuzioni di stock option a favore dei dirigenti della società e di altre società del Gruppo, utilizzando l'apposita delega concessa al Consiglio dall'Assemblea Straordinaria del 27 marzo 2000.

4) Sistema di controllo interno

Il sistema dei controlli interni costituisce un aspetto della vita aziendale per il quale le Banche sono soggette ad una precisa disciplina e ad una puntuale verifica della sua applicazione da parte della Banca d'Italia. La nozione di sistema di controllo interno adottata dal Codice è analoga a quella presa a riferimento dalle Istruzioni di Vigilanza per le Banche.

A questo riguardo può essere utile dare menzione delle responsabilità che le citate normative attribuiscono al Consiglio di Amministrazione, il quale:

"— approva gli orientamenti strategici e le politiche di gestione del rischio. Esso deve essere consapevole dei rischi a cui la banca si espone, conoscere e approvare le modalità attraverso le quali i rischi stessi sono rilevati e valutati;

— approva la struttura organizzativa della banca; assicura che i compiti e le responsabilità siano allocati in modo chiaro e appropriato con particolare riguardo ai meccanismi di delega, e li sottopone a revisione ove se ne ravvisi la necessità; prevede strumenti di verifica dell'esercizio dei poteri delegati;

— verifica che l'alta direzione definisca l'assetto dei controlli interni in coerenza con la propensione al rischio prescelta; che le funzioni di controllo abbiano un grado di autonomia appropriato all'interno della struttura; che siano fornite di risorse adeguate per un corretto funzionamento;

— si assicura che venga definito un sistema informativo corretto, completo e tempestivo;

— si assicura che la funzionalità, l'efficienza e l'efficacia del sistema dei controlli interni siano periodicamente valutate e che i risultati del complesso delle verifiche siano portati a conoscenza del consiglio medesimo; nel caso emergano carenze o anomalie, adotta con tempestività idonee misure correttive."

Le linee guida del sistema adottato dal Gruppo Banca CR Firenze sono state formalizzate nel "Compendio del Sistema dei Controlli Interni di Gruppo" e nella "Regolamentazione dell'Attività di Internal Auditing", approvati dal Consiglio di Amministrazione della Capogruppo nel dicembre 2000, ed oggetto di aggiornamento, sempre in sede Consiliare, nel dicembre 2003. Meritano particolare evidenza i seguenti principi fondamentali:

- "i controlli - parte integrante dell'attività quotidiana dell'Azienda - coinvolgono, con diversi ruoli, gli Organi Amministrativi, il Collegio Sindacale, la Direzione e tutto il personale";
- "il sistema dei controlli interni deve coprire tutte le tipologie di rischio [...]. Particolare attenzione va rivolta alle Funzioni deputate al controllo in via istituzionale - non intervenendo direttamente nel processo industriale/produttivo - le quali vengono individuate in:
  - controllo di gestione;
  - risk management;
  - internal auditing.
- "I meccanismi di controllo si articolano, in particolare, attraverso:
  - i Controlli di Linea implementati all'interno delle procedure organizzative e informatiche;
  - il Controllo di Gestione per il presidio dei ricavi e dei costi ed il monitoraggio continuo del raggiungimento degli obiettivi economico-patrimoniali;
  - il Risk Management per il monitoraggio dei rischi finanziari, di credito ed operativi;
  - la Revisione Interna, affidata alla Direzione Auditing e Controlli di Gruppo, per la valutazione dell'adeguatezza e dell'efficacia dei sistemi di controllo nonché per il loro monitoraggio ed il presidio degli altri rischi".

La funzione di Revisione Interna è assicurata da un'apposita struttura denominata Direzione Auditing e Controlli di Gruppo, in staff al Direttore Generale, composta da circa 40 persone la cui funzione è così definita dalle norme interne:

- assicurare una costante azione di verifica e di controllo delle norme e delle procedure per la salvaguardia della situazione finanziaria, economica e patrimoniale del Gruppo, attraverso analisi a distanza e/o accertamenti in loco, volti ad individuare andamenti anomali, violazione delle procedure e difetti nel sistema dei controlli nonché difformità dei comportamenti operativi e gestionali;
- accertare il rispetto delle regole, delle norme e degli adempimenti obbligatori ed assicurare l'adeguatezza e l'aggiornamento del sistema dei controlli;
- monitorare il funzionamento e l'efficacia dei processi operativi dei sistemi informativi;
- accertare l'affidabilità e la congruità degli assetti organizzativi, verificando anche il rispetto nei diversi settori operativi dei limiti previsti dai meccanismi di delega;
- fornire il necessario reporting in merito alle evidenze rilevate;
- verificare la rimozione delle anomalie riscontrate.

L'attività di Revisione Interna è affiancata da una continua e particolareggiata azione di reporting agli Organi Amministrativi e all'Alta Direzione secondo un articolato programma approvato dal Consiglio di Amministrazione e che prevede, in estrema sintesi, relazioni mensili al Collegio Sindacale e quadrimestrali agli Organi Amministrativi, i quali hanno così modo di valutare periodicamente lo stato di efficienza del sistema dei controlli interni nei vari comparti. Al Direttore Generale è diretta una dettagliata informativa sulle risultanze delle attività di accertamento svolte, nonché un'immediata segnalazione di fatti particolarmente gravi.

La struttura di auditing di Banca CR Firenze esercita la propria attività, in modalità accentrata, anche nei confronti delle società bancarie del gruppo, assicurando in tal modo all'Alta Direzione e agli Organi Amministrativi della Capogruppo la necessaria visibilità sull'adeguatezza del sistema dei controlli interni ai profili di rischio delle principali società controllate.

Alla luce di quanto sopra, ed in particolare delle particolari disposizioni legislative e regolamentari che disciplinano l'attività bancaria e che attribuiscono precise responsabilità in materia di controllo interno al Consiglio di Amministrazione, al Comitato Esecutivo, al Collegio Sindacale e all'Alta Direzione, si è ritenuto sin qui di non procedere alla costituzione di un comitato per il controllo interno.

Gli esiti della visita ispettiva della Banca d'Italia, condotta nell'arco del 2001, hanno consentito di trarre un giudizio complessivamente positivo sulla funzionalità dei sistemi adottati da Banca CR Firenze, che peraltro si adopera con continuità per adattare il proprio sistema di controllo alle nuove necessità.

Allo scopo di migliorare l'assetto complessivo dei controlli e di prevenire la possibilità che alle Società del Gruppo possano essere applicate le sanzioni previste dal D.Lgs 231/2001, che introduce nel nostro ordinamento il nuovo principio della "responsabilità amministrativa" per gli enti forniti di personalità giuridica, il Consiglio di Amministrazione ha approvato, nel luglio 2004, l'avvio di un apposito progetto che è stato condotto con il coinvolgimento di un consulente di elevato standing.

La prima fase del progetto si è conclusa nel dicembre 2004, con l'approvazione del Modello di Organizzazione finalizzato a integrare, ove occorre, il sistema dei controlli in relazione alle previsioni specifiche della normativa in argomento.

Il Modello si compone di una Parte Generale, sostanzialmente dedicata alla enunciazione dei principi ed una Parte Speciale, che ha per oggetto le varie fattispecie di reato contemplate dal D.Lgs. 231/2001, rapportandole alle così dette "aree sensibili" della Banca e dettando regole di comportamento, la maggior parte delle quali peraltro già comprese nella vigente normativa aziendale.

Il Modello di Organizzazione, in relazione al quale è prevista una capillare attività di informazione e di formazione del personale, verrà esteso a tutte le Società del Gruppo.

Quale elemento fondamentale per l'attuazione del Modello, il Consiglio, in data 24 gennaio 2005, ha provveduto alla nomina di un Organismo di Vigilanza, chiamato a verificare il funzionamento e l'osservanza del Modello stesso. Detto Organismo è composto da due Consiglieri indipendenti e non esecutivi, il Prof. Francesco Corsi ed il Prof. Pier Giovanni Marzili, dal Presidente del Collegio Sindacale , da un qualificato esponente del mondo imprenditoriale - il Dott. Sergio Ceccuzzi, Presidente di Assindustria Firenze e Confindustria Toscana - e dal Responsabile della Direzione Auditing e Controlli di Gruppo. L'Organismo di vigilanza si riunirà con cadenza trimestrale.

In concomitanza con l'approvazione del Modello di Organizzazione ex D.Lgs. 231/2001, il Consiglio di Amministrazione ha approvato il Codice Etico di Gruppo, a cui deve ispirarsi tutta l'attività della Banca e del Gruppo, al fine di indirizzare la gestione equa ed efficace

delle transazioni e delle relazioni interpersonali. Il Codice Etico è stato fatto proprio, con apposite delibere dei rispettivi Consigli di Amministrazione, anche dalle altre Società del Gruppo.

5) Operazioni con parti correlate

L'art. 12 dello Statuto dispone che le operazioni di significativo rilievo con parti correlate siano, vista la loro delicatezza, di competenza esclusiva del Consiglio di Amministrazione.

Non sono stati ancora formalizzati precisi criteri quantitativi per distinguere la significatività di tali operazioni. Si fa riferimento principalmente alla loro natura e quindi al tipo di legami che si vengono a creare per la società ed all'orizzonte temporale delle scelte. Cosi', ad esempio, sono sottoposte al giudizio del C.d.A. tutte le operazioni sul comparto delle partecipazioni. Per le operazioni di più ampio impatto si è fatto ricorso all'apporto di qualificati esperti esterni per la valutazione della congruità economica delle stesse, come previsto nel Codice.

L'operatività con i soci bancari di riferimento si inquadra nel disegno strategico che connota Banca CR Firenze S.p.A.

Nel novembre del 1999, in occasione della cessione da parte dell'Ente Cassa di Risparmio di Firenze di quote sociali a SANPAOLO IMI S.p.A. e BNP Paribas S.A. e della stipula del Patto di Sindacato, Banca CR Firenze S.p.A. ha formalizzato accordi quadro con i due soci, e con aziende appartenenti ai loro gruppi, che consentono alla Banca di beneficiare del know-how specialistico di questi ultimi. In particolare si prevede che SANPAOLO IMI assuma il ruolo di referente primario per lo sviluppo dell'attività di gestione del risparmio, del project financing, dell'investment banking e del finanziamento alle grandi imprese, mentre BNP Paribas mantiene il ruolo d'interlocutore di riferimento principalmente per il credito al consumo, il leasing, il factoring e la bancassicurazione.

Pertanto la scelta degli interlocutori nell'operatività che riguarda le aree citate è guidata, a parità di condizioni, dagli accordi.

Sempre nel quadro degli accordi strategici sono state concluse operazioni di compravendita di beni non strumentali e di immobili con l'altro socio che partecipa al Patto di Sindacato, l'Ente Cassa di Risparmio di Firenze, operazioni i cui termini economici sono stati sempre sottoposti a valutazione di congruità da parte di qualificati esperti indipendenti.

Si richiama infine la particolare procedura autorizzativa che l'art. 136 del D.Lgs. 385/93 impone per le operazioni che comportano l'assunzione di obbligazioni con la Banca, o la stipula con essa di contratti di compravendita, da parte di Amministratori Sindaci e Direttori Generali delle società del Gruppo Bancario. In tali casi è prevista una delibera di approvazione unanime da parte del Consiglio d'Amministrazione, in assenza dell'interessato, con l'approvazione di tutti i Sindaci.

Al di fuori delle circostanze citate le operazioni con parti correlate costituiscono un fenomeno sporadico nella vita societaria, e vengono gestite comunque in piena trasparenza e nel rispetto della normativa.

6) Trattamento delle informazioni riservate e codice di internal dealing

In relazione a quanto previsto dall'art. 6 del Codice è stata adottata una procedura per la gestione delle informazioni riservate, comprese quelle price sensitive, per cui si prevede che

sia il Direttore Generale a definire quali notizie debbano essere considerate rilevanti e ad approvare il relativo comunicato redatto dalla funzione investor relations, il cui ruolo è descritto al paragrafo seguente.

Tale procedura è stata approvata dal Consiglio di Amministrazione e formalizzata con comunicazioni dirette nei confronti degli interessati.

Il Consiglio di Amministrazione ha approvato, nel dicembre del 2002, il Codice di Comportamento sull'internal dealing, secondo quanto disposto da Borsa Italiana S.p.A.

In base al Codice sono rese note al mercato le operazioni compiute sugli strumenti finanziari emessi dalla Banca CR Firenze S.p.A., incluso l'esercizio delle stock options e dei diritti d'opzione, dalle persone rilevanti della società, per tali intendendosi i Sindaci effettivi, i Consiglieri d'Amministrazione, il Direttore Generale, altri dirigenti e personale con accesso ad informazioni sulla situazione e le prospettive economiche e finanziarie della società.

In particolare è inviato al mercato entro il decimo giorno di borsa aperta successivo alla fine di ogni trimestre solare il resoconto delle operazioni di ciascuna persona rilevante se, sempre con riferimento a ciascun soggetto interessato, il loro ammontare complessivo nel trimestre stesso raggiunge l'importo di € 50.000 ma non supera l'importo di € 250.000. In quest'ultimo caso la comunicazione al mercato avviene senza indugio.

La normativa adottata dalla nostra società è caratterizzata da una disciplina piuttosto particolareggiata, che si sofferma ad esempio anche sugli obblighi di coloro i quali cessano dalle cariche che comportano la qualifica di "persona rilevante", e dall'individuazione di una figura di gestore del regolamento incaricato di adattarlo ad ogni nuova necessità.

7) Rapporti con i soci

In relazione a quanto disposto dall'art. 11 del Codice, la società ha attivato una struttura interna che svolge le funzioni di investor relations allo scopo di instaurare un dialogo con gli azionisti, nonché con gli investitori istituzionali, fondato sulla comprensione dei reciproci ruoli.

Tra i canali principali di raccordo informativo tra la società e gli investitori, attuali e potenziali, figura la sezione Investor Relations del sito web della società (http://www.bancacrfirenze.it) che, tra l'altro, riporta i nomi e i recapiti degli incaricati della funzione. Della sezione del sito dedicata alle Relazioni con Investitori è stata resa attiva la versione in lingua inglese, all'interno della quale vi è lo stesso materiale contenuto nella versione italiana.

La Società ritiene che le riunioni assembleari possano costituire una valida opportunità per un proficuo dialogo tra Organi Amministrativi ed azionisti, e ne agevola il più possibile la partecipazione. In occasione dell'ultima riunione gli azionisti presenti, in proprio o per delega, rappresentavano il 73,21% del capitale sociale.

L'Assemblea ordinaria del 27 aprile 2001 ha deliberato l'adozione di un apposito Regolamento che disciplina i lavori assembleari, come previsto al punto 12.4 del Codice, con le finalità di garantire l'ordinato funzionamento delle Assemblee stesse ed il diritto di ciascun socio a prendere la parola sugli argomenti posti in discussione.

In considerazione dell'attuale assetto societario, le garanzie che la legge, le norme regolamentari e l'atto costitutivo pongono a tutela delle minoranze, inclusa la previsione statutaria di una percentuale minima dell'1% per la presentazione di liste di nomina dei sindaci, sono considerate adeguate, ed equilibrate rispetto all'esigenza, comune a tutti i soci, di un'efficiente e snella conduzione dell'attività societaria.

Il Consiglio ritiene pertanto non necessario proporre modifiche all'atto costitutivo a questo proposito.

8) Sindaci

In merito a quanto previsto al punto 13 del Codice, il meccanismo di nomina del Collegio Sindacale previsto dallo Statuto (art. 16) fa sì che almeno 5 giorni prima dell'Assemblea siano disponibili le liste dei candidati, da depositare presso la sede sociale.

Nella due occasioni in cui si è proceduto alla nomina dei sindaci per voto di lista, nelle assemblee ordinarie del 27 aprile 2001 e del 26 aprile 2004, le liste dei candidati alla carica di sindaco, benché non richiesto dallo statuto, sono state corredate dai curricula dei candidati.

Il Consiglio auspica che i soci procedano alla presentazione delle liste nel rispetto dei principi di trasparenza contenuti nel Codice anche in occasione dei successivi rinnovi del Collegio.

Le caratteristiche di indipendenza e riservatezza del Collegio Sindacale di cui ai punti 13.2 e 13.3 del Codice sono assicurate dal complesso delle norme che ne disciplinano il funzionamento, incluse quelle specifiche del settore bancario che introducono raccordi informativi diretti con l'Autorità di Vigilanza, nonché dalle caratteristiche personali dei sindaci stessi.

Firenze, 21 marzo 2005
Banca CR Firenze S.p.A.
Il Consiglio di Amministrazione

TABELLA 1: STRUTTURA DEL C.d.A. E DEI COMITATI

Consiglio di Amministrazione					Comitato Esecutivo		Comitato Remunerazione	
Carica	Componenti	indipendente	% part	Numero di altri incarichi *	componente	% part	componente	% part
Presidente	Aureliano Benedetti	SI	86,67%	6	✓	87,50%		
Vice Presidente	Giampiero Busi	SI	100,00%	2	✓	100,00%		
Amministratore	Piero Antinori	SI	73,33%	11			✓	**
Amministratore	Pio Bussolotto	NO	86,67%	4	✓	70,83%		
Amministratore	Jean Clamon	NO	26,67%	5				
Amministratore	Alessio Colomeiciuc	SI	93,33%	-				
Amministratore	Francesco Corsi	SI	100,00%	-				
Amministratore	Ambrogio Folonari	SI	60,00%	1			✓	**
Amministratore	Lionardo Ginori Lisci	SI	86,67%	2				
Amministratore	Mario Manuli	SI	73,33%	4				
Amministratore	Pier Giovanni Marzili	SI	93,33%	14			✓	**
Amministratore	Massimo Mattera	NO	73,33%	4	✓	66,67%		
Amministratore	Giuseppe Morbidelli	NO	86,67%	3	✓	79,17%		
Amministratore	Giuseppe Spadafora	NO	100,00%	5	✓	79,17%		

Note
*In questa colonna è indicato *il numero di incarichi di amministratore* o sindaco ricoperti dal soggetto interessato in altre società quotate in mercati regolamentati, anche esteri, in società finanziarie, bancarie, assicurative o di rilevanti dimensioni. Nell'allegato 2 gli incarichi sono indicati per esteso.
** Nel 2004 il Comitato non si è riunito.

Altre informazioni importanti
Tutti i componenti del Consiglio di Amministrazione sono da considerare non esecutivi. Nessun componente è eletto da minoranze assembleari.
Non stati costituiti il comitato per il controllo interno, in quanto sin qui ritenuto organo non *necessario rispetto al modello* di controllo vigente nella società, ed il comitato nomine poiché esse sono disposte dai soci aderenti al Patto di Sindacato.
Nel corso del 2004 il C.d.A. *si è riunito 15 volte*, il Comitato Esecutivo 24.
Si rinvia al testo della relazione sulla corporate governance per i necessari approfondimenti.

TABELLA 2: COLLEGIO SINDACALE

Carica	Componenti	Percentuale di partecipazione alle riunioni	Altri incarichi in società quotate
Presidente	Dott. Vieri Fiori	100%	-
Sindaco effettivo fino al 26 aprile 2004	Dott. Franco Caleffi	100%	-
Sindaco effettivo dal 26 aprile 2004	Dott. Domenico Muratori	100%	Sindaco supplente in Beni Stabili S.p.A.
Sindaco effettivo *	Dott. Marco Sacconi	100%	-
Sindaco supplente * fino al 26 aprile 2004	Dott. Francesco Maria Mancini	n.s.	Sindaco effettivo in Aeroporto di Firenze S.p.A.
Sindaco supplente dal 26 aprile 2004	Avv. Angelo Falbo	n.s.	-
Sindaco supplente * dal 26 aprile 2004	Rag. Guido Sansoni	n.s.	-

Note
*L'asterisco indica se il sindaco è stato designato attraverso liste presentate dalla minoranza.

Altre informazioni importanti
Il Collegio è stato rinnovato in occasione dell'assemblea ordinaria del 26 aprile 2004
Nel corso del 2004 si sono avute 9 riunioni, di cui 4 prima del rinnovo e 5 successivamente.
Il quorum richiesto per la presentazione delle liste per l'elezione dei sindaci (ex art. 148 TUF) è dell'1%

TABELLA 3: ALTRE PREVISIONI DEL CODICE DI AUTODISCIPLINA

	SI	NO	Sintesi delle motivazioni dell'eventuale scostamento dalle raccomandazioni del Codice
Sistema delle deleghe e operazioni con parti correlate			
Il CdA ha attribuito deleghe definendone:	✓		
a) limiti	✓		
b) modalità d'esercizio	✓		
c) e periodicità dell'informativa?	✓		
Il CdA si è riservato l'esame e approvazione delle operazioni aventi un particolare rilievo economico, patrimoniale e finanziario (incluse le operazioni con parti correlate)?	✓		
Il CdA ha definito linee-guida e criteri per l'identificazione delle operazioni "significative"?		✓	Le indicazioni sono contenute nello statuto sociale e nei regolamenti interni della società, quanto eventualmente non regolato è rimesso all'apprezzamento dei delegati
Le linee-guida e i criteri di cui sopra sono descritti nella relazione?		✓	
Il CdA ha definito apposite procedure per l'esame e approvazione delle operazioni con parti correlate?		✓	L'assetto generale della governance prevede già un consistente accentramento dei poteri decisionali negli Organi Amministrativi Collegiali. Le operazioni con i soci di riferimento seguono percorsi tracciati negli accordi strategici. Vd. Relazione per gli approfondimenti.
Le procedure per l'approvazione delle operazioni con parti correlate sono descritte nella relazione?		✓	
Procedure della più recente nomina di amministratori e sindaci			
Il deposito delle candidature alla carica di amministratore è avvenuto con almeno dieci giorni di anticipo?		✓	Non vi sono vere e proprie candidature. I soci di riferimento forniscono delle designazioni, normalmente dando adeguata informativa al pubblico.
Le candidature alla carica di amministratore erano accompagnate da esauriente informativa?		✓	
Le candidature alla carica di amministratore erano accompagnate dall'indicazione dell'idoneità a qualificarsi come indipendenti?		✓	La valutazione d'indipendenza è compiuta collegialmente dal Consiglio.
Il deposito delle candidature alla carica di sindaco è avvenuto con almeno dieci giorni di anticipo?		✓	Lo statuto prevede il deposito con cinque giorni di anticipo.
Le candidature alla carica di sindaco erano accompagnate da esauriente informativa?	✓		
Assemblee			
La società ha approvato un Regolamento di Assemblea?	✓		
Il Regolamento è allegato alla relazione (o è indicato dove esso è ottenibile/scaricabile)?	✓		

Controllo interno			
La società ha nominato i preposti al controllo interno?	✓		
I preposti sono gerarchicamente non dipendenti da responsabili di aree operative?	✓		
Unità organizzativa preposta del controllo interno (ex art. 9.3 del Codice)	Direzione Auditing e Controlli di Gruppo		
Investor relations			
La società ha nominato un responsabile *investor relations*?	✓		
Unità organizzativa e riferimenti (indirizzo/telefono/fax/e-mail) del responsabile *investor relations*	Servizio Integrazione di Gruppo e Relazioni Investitori - Resp. Dr. Giovanni Fossi tel. 0552612900 fax 0552733292 giovanni.fossi@carifirenze.it		

Come richiesto dal Codice di Autodisciplina delle società quotate si riporta il quadro delle altre cariche di amministratore e sindaco ricoperte dai Consiglieri di Amministrazione, distinguendo fra società quotate nei mercati regolamentati, anche esteri, società appartenenti al settore finanziario e assicurativo ed altre società di rilevanti dimensioni.

Facendosi interpreti degli intenti espressi nella norma del Codice, che riguarda in generale gli impegni di tempo degli amministratori, nella voce "società di rilevanti dimensioni" sono state incluse tutte quelle con significativa operatività, escludendo quindi solo le realtà sostanzialmente inattive.

Presidente- Dott. Aureliano Benedetti

In società quotate nei mercati regolamentati.

INCARICO	SOCIETÀ
Sindaco effettivo	SANPAOLO IMI S.p.A.

In società Bancarie, Finanziarie e Assicurative

INCARICO	SOCIETÀ
Presidente C.d.A.	Centrovita Assicurazioni S.p.A.
Presidente del C.d.A.	Società Finanziaria di Compartecipazioni S.p.A.
Presidente del Collegio Sindacale	COMFIN S.r.l. Holding di Partecipazioni
Presidente del Collegio Sindacale	SANPAOLO IMI Internazionale S.p.A.
Sindaco effettivo	Banca d'Intermediazione Mobiliare IMI S.p.A.

Vice Presidente - Dott. Giampiero Busi

In società Bancarie, Finanziarie e Assicurative

INCARICO	SOCIETÀ
Presidente C.d.A.	Centro Factoring S.p.A.
Presidente C.d.A.	Centro Leasing S.p.A.

M.se Piero Antinori

In società quotate nei mercati regolamentati.

INCARICO	SOCIETÀ
Componente del C.d.A.	Aeroporto di Firenze S.p.A.

In società di rilevanti dimensioni

INCARICO	SOCIETÀ
Presidente	Antinori Agricola S.r.l.
Presidente e Amm. Delegato	Marchesi Antinori S.r.l.
Presidente	P. Antinori S.r.l.
Presidente	Tormaresca S.r.l.
Presidente	Argentiera S.r.l.
Presidente	Palazzo Antinori S.r.l.
Presidente	Antinori International S.A.
Presidente	Vivo S.r.l.
Presidente	Antinori California S.A.
Componente del C.d.A.	Campo di Sasso S.r.l.

Rag. Pio Bussolotto

In società quotate nei mercati regolamentati.

INCARICO	SOCIETÀ
Componente del C.d.A.	SANPAOLO IMI S.p.A.

In società Bancarie, Finanziarie e Assicurative

INCARICO	SOCIETÀ
Amministratore Delegato	Cassa di Risparmio di Padova e Rovigo S.p.A.
Componente del C.d.A.	Assicurazioni Internazionali di Previdenza S.p.A.
Componente del C.d.A.	Banca delle Marche S.p.A.

Dr. Jean Clamon

In società quotate nei mercati regolamentati.

INCARICO	SOCIETÀ
Componente del C.d.A.	Compagnie Nationale à Portefeuille S.A.

In società Bancarie, Finanziarie e Assicurative

INCARICO	SOCIETÀ
Componente del C.d.A.	Arval Service Lease S.A.
Componente del C.d.A.	BNP Paribas Lease Group S.A.
Componente del C.d.A.	Cetelem S.A.
Componente del C.d.A.	UCB S.A.

Avv. Alessio Colomeiciuc

Nulla da segnalare oltre alla carica di Amministratore della Banca

Prof. Avv. Francesco Corsi

Nulla da segnalare oltre alla carica di Amministratore della Banca

Dott. Ambrogio Folonari

In società Bancarie, Finanziarie e Assicurative

INCARICO	SOCIETÀ
Componente del C.d.A.	Corner Banca SA

M.se Lionardo Ginori Lisci

In società di rilevanti dimensioni

INCARICO	SOCIETÀ
Presidente e Legale Rappresentante	Marchesi Ginori Lisci S.r.l.
Componente del C.d.A.	G. Ceccherini & C. S.p.A.

Ing. Mario Manuli

In società Bancarie, Finanziarie e Assicurative

INCARICO	SOCIETÀ
Componente del C.d.A.	Tamburi Investment Partners S.p.A.

In società di rilevanti dimensioni

INCARICO	SOCIETÀ
Componente del C.d.A.	Manuli Rubber Industries S.p.A.
Componente del C.d.A.	Manuli Stretch S.p.A.
Componente del C.d.A.	Terme di Saturnia S.r.l.

Prof. Pier Giovanni Marzili

In società Bancarie, Finanziarie e Assicurative

INCARICO	SOCIETÀ
Presidente del C.d.A.	ANAPHORA S.p.A. SGR al momento inattiva
Vice Presidente del C.d.A.	Cassa di Risparmio di Pistoia e Pescia S.p.A.
Presidente del Collegio Sindacale	Antarex S.p.A. - Holding di Partecipazioni
Presidente del Collegio Sindacale	So.Fin. Italiana S.p.A. - Holding di Partecipazioni
Sindaco effettivo	Tosco-Fin S.r.l. Holding di Partecipazioni

In società di rilevanti dimensioni

INCARICO	SOCIETÀ
Presidente del C.d.A. Presidente del C.d.A.	Citylife S.p.A. Servizi Integrati Area Fiorentina S.p.A.
Vice Presidente del C.d.A.	Infogroup S.p.A.
Presidente del Collegio Sindacale	Boehringer Ing. Italia S.p.A.
Presidente del Collegio Sindacale	Marchesi Antinori S.r.l.
Presidente del Collegio Sindacale	Officine Mario Dorin S.p.A.
Presidente del Collegio Sindacale	Pitti Immagine S.r.l.
Presidente del Collegio Sindacale	R.C.S. Quotidiani S.p.A.
Sindaco effettivo	Eli Lilly Italia S.p.A.

Dott. Massimo Mattera

In società Bancarie, Finanziarie e Assicurative

INCARICO	SOCIETÀ
Amministratore Unico	Imi Investimenti S.p.A.
Componente del C.d.A.	Banca IMI SpA
Componente del C.d.A.	Synesis SpA

In società di rilevanti dimensioni

INCARICO	SOCIETÀ
Componente del C.d.A.	Italenergia bis S.p.A.

Prof. Avv. Giuseppe Morbidelli

In società quotate nei mercati regolamentati.

INCARICO	SOCIETÀ
Componente del C.d.A.	FondiariaSAI S.p.A.

In società Bancarie, Finanziarie e Assicurative

INCARICO	SOCIETÀ
Componente del C.d.A.	Cassa di Risparmio di Pistoia e Pescia S.p.A.

In società di rilevanti dimensioni

INCARICO	SOCIETÀ
Componente del C.d.A.	A.C. Fiorentina S.p.A.

Dott. Giuseppe Spadafora

In società Bancarie, Finanziarie e Assicurative

INCARICO	SOCIETÀ
Presidente	ISIS Factor S.p.A.
Componente del C.d.A.	Banca UCB
Componente del C.d.A.	BNP Paribas Asset Management SGR S.p.A.
Componente del C.d.A.	CARDIF Assicurazioni S.p.A.

In società di rilevanti dimensioni

INCARICO	SOCIETÀ
Componente del C.d.A.	Arval S.p.A.